

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2014

Via E-mail
James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

Lynn A. Peterson
Chief Executive Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

> **Re:** **Whiting Petroleum Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2014**
> **File No. 1-31899**
>
> **Kodiak Oil & Gas Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 18, 2014**
> **File No. 1-32920**

Dear Messrs. Volker and Peterson:

We have limited our review of your filings to the items which are the subject of the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your respective joint proxy filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Joint Proxy Statement on Schedule 14A

General

1.   Please provide us with copies of every report or opinion that each of the three named advisors provided in connection with, and was materially related to, the proposed transaction, including the "board books" and any written materials furnished in connection with an oral presentation. See Item 1015 of Regulation M-A. Rather than summarizing both the oral and written versions of a fairness opinion, you may indicate if true that there was no material difference between the two.

The Arrangement, page 42

Background to the Arrangement, page 42

2.   At page 50, you indicate that the Kodiak board "asked Mr. Peterson and James Catlin to leave the meeting in light of their previously declared interests in the transaction…." At page 97, you provide tabular disclosure regarding the estimated amounts of compensation they both may receive in connection with "the arrangement." In view of the existence and the extent of these "previously declared interests," please disclose whether the Kodiak board met or considered meeting in "executive session" at any time prior to July 13, 2014.

3.   Similarly, we note that it appears that Mr. Peterson was the principal negotiator for Kodiak. For example, at page 47, you state: "On March 15, March 27, and April 17, 2014, Mr. Peterson and Mr. Volker engaged in discussions regarding the terms of a potential transaction, including potential exchange ratios, board representation and related terms of the potential transaction." Please revise to clarify whether the board considered using persons other than Mr. Peterson in the negotiations with Whiting. If there was no board consideration of choosing someone without such "previously declared interests" to negotiate on Kodiak's behalf, briefly explain why.

4.   It appears that on June 6 Mr. Volker suggested the change from Mr. Peterson's 20% cash structure to an all-stock deal. However, it is unclear why this change was proposed. It also is unclear why Mr. Peterson tied the possible change in structure to the designation of two board seats for current Kodiak board members. Please revise to clarify the material issues discussed and positions taken in each of these meetings or conversations, including the reason that board seats were added into the mix at this stage. Also disclose when and by whom the identity of the surviving Kodiak board members was finalized.

5.   Please revise to discuss briefly the genesis of and the principal reasons for the decision to propose the continuance of Kodiak into the Province of British Columbia.

Kodiak Recommendation and Reasons for the Arrangement, page 52

6.   Clarify which advisor you are referring to in the first sentence of the second paragraph, and disclose with additional detail and quantification the "significant operational and financial synergies" you expect to realize (page 54). For example, we note the reference at page 51 to the anticipated reduction in well costs.

Financial Advisor Opinions

7.   Provide all the disclosure Item 1015(b) of Regulation M-A requires for the reports or opinions each named advisor provided. For example, eliminate any suggestion that the reader must refer to the actual opinion attached as an annex for the information which Item 1015(b)(6) states the "summary must include," such as any limitation on scope, the procedures followed, etc. The summary discussions of all three opinions include contrary suggestions (see pages 57, 67, and 80), which also appear in the "Summary" section of the proxy statement. Please revise accordingly.

8.   Eliminate boilerplate language, such as the suggestions in the Kodiak opinions that none of the companies considered is "identical," when in fact both advisors used Kodiak and Whiting in several different analyses which are summarized. Also, to the extent that an advisor references a certain number of companies or transactions in a particular analysis, clarify whether any transactions or companies otherwise meeting the criteria were eliminated from the group or could not be measured due to unavailable data. We note the references to "Undisclosed" in the Petrie summary, for example.

9.   Ensure that the opinions do not retain any disclaimers or limitations which might suggest that the opinion cannot be filed with the Commission (by both companies) and provided to equityholders (of both companies). The opinions included as annexes G and H are not clear in that regard.

Opinion of J.P. Morgan Securities LLC to the Whiting Board, page 56

10.   Revise to quantify the amount of compensation received from Whiting in the past two years, as Item 1015(b)(4) of Regulation M-A requires.

11.   In each instance where the advisor relied on "Synergies," clarify which management prepared the estimates and provide details as appropriate.

12.   We note the selected reference ranges for Whiting and Kodiak disclosed at pages 60 and 61. Please revise to further explain how these ranges were derived from the tabular information provided.

Opinion of Petrie Partners Securities, LLC to the Kodiak Board, page 67

13.   We note your discussion of fees paid or to be paid at page 79. Please revise to clearly articulate each fee. In this regard, please disclose the "customary fees," the "success fee" and any other fees that do not constitute the aforementioned fees.

Opinion of Credit Suisse Securities (USA) LLC to the Kodiak Board, page 80

14.   We note your disclosure at page 89 that Credit Suisse "may have provided other financial advice and services" (emphasis added). Please revise to disclose whether Credit Suisse has in fact provided such advice and services and describe such advice and services, providing quantification as appropriate. We also refer you to page I-4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        John K. Wilson
        Foley & Lardner LLP

        Randal R. Jones
        Dorsey & Whitney LLP